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                                                     PricewaterhouseCoopers LLP
                                                     1301 Avenue of the Americas
                                                     New York NY 10019-6013
                                                     Telephone (212) 259 1000
                                                     Facsimile (212) 259 1301


                                      December 2, 1998




Securities and Exchange Commission
Philadelphia District
Curtis Center, Suite 1105E
601 Walnut Street
Philadelphia, PA 19106



Dear Sirs:

In compliance with Rule 17f-2 promulgated under the Investment Company Act of 1940, enclosed are our reports covering our examinations of the securities of the BT Alex Brown Cash Reserve Fund, Inc.-Prime Series, BT Alex Brown Cash Reserve Fund, Inc.-Treasury Series, Bt Alex Brown Cash Reserve Fund, Inc.- Tax Free Series, Flag Investor Emerging Growth Fund, Inc., Flag Investors Equity Partners Fund, Inc., Flag Investors Real Estate Securities Fund, Inc., Flag Investors Telephone Income Fund, Inc., Flag Investors Value Builder Fund, Inc., Flag Investors Maryland Intermediate Tax-Free Income Fund, Inc., and Flag Investors Short Intermediate Income Fund, Inc., at the close of business on October 31, 1997.





                                        Very truly yours,
                                     /s/PRICEWATERHOUSECOOPERS LLP

KJB:das
Enclosures

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                                                     PricewaterhouseCoopers LLP
                                                     1301 Avenue of the Americas
                                                     New York NY 10019-6013
                                                     Telephone (212) 259 1000
                                                     Facsimile (212) 259 1301





To the Board of Trustees of:
BT Alex Brown Cash Reserve Fund, Inc.-Prime Series
BT Alex Brown Cash Reserve Fund, Inc.-Treasury Series
BT Alex Brown Cash Reserve Fund
Flag Investor Emerging Growth Fund, Inc.
Flag Investors Equity Partners Fund, Inc.
Flag Investors Real Estate Securities Fund, Inc.
Flag Investors Telephone Income Fund, Inc.
Flag Investors Value Builder Fund, Inc.
Flag Investors Maryland Intermediate Tax-Free Income Fund, Inc.
Flag Investors Short Intermediate Income Fund, Inc.





We have examined the investment accounts shown on the books and records of the BT Alex Brown Cash Reserve Fund, Inc.-Prime Series, BT Alex Brown Cash Reserve Fund, Inc.-Treasury Series, Bt Alex Brown Cash Reserve Fund, Inc.- Tax Free Series, Flag Investor Emerging Growth Fund, Inc., Flag Investors Equity Partners Fund, Inc., Flag Investors Real Estate Securities Fund, Inc., Flag Investors Telephone Income Fund, Inc., Flag Investors Value Builder Fund, Inc., Flag Investors Maryland Intermediate Tax-Free Income Fund, Inc., and Flag Investors Short Intermediate Income Fund, Inc. (the "Funds") from the date of the merger between Bankers Trust New York Corporation and Alex Brown Incorporated on September 1, 1997 to October 31, 1997. Our examination was made without prior notice to the Funds.

Securities owned as of the close of business on October 31, 1997, shown by the books and records audited by us, which were accounted for by count or inspection, without exception, were located in the vault of Bankers Trust Company, except for securities purchased but not received, held by depositories, subcustodians, or out for transfer on that date as to which we obtained confirmations or applied other auditing procedures where confirmations were not received.

Our examination of the investment accounts also included, on a test basis, inspection of broker advices and other appropriate evidence in support of security transactions recorded on the Portfolio's records since September 1, 1997.

Page Two
Board of Directors
December 2, 1998





Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the investment accounts should be adjusted. Had we performed additional procedures or had we performed an audit of the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of the Portfolio taken as a whole.

It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

                                                   /s/PRICEWATERHOUSECOOPERS LLP



New York, New York
December  2, 1998

                                  FORM N-17f-2


 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies
                    Pursuant to Rule 17f-2(17 CFR 270.17f-2)

1. Investment Company Act File Number:              Date examination completed:
                                                    October 31, 1997

                                                                 File
             Fund Name                                           Number
  --------------------------------------------                  --------
  BT Alex Brown Cash Reserve Fund                               811-3196
     -Prime Series
     -Treasury Series
     -Tax-Free Series
  Flag Investors Emerging Growth Fund                           811-5320
  Flag Investors Equity Partners Fund                           811-8886
  Flag Investors Real Estate Securities Fund                    811-8500
  Flag Investors Telephone Income Fund                          811-3883
  Flag Investors Value Builder Fund                             811-6600
  Flag Investors Maryland Intermediate Tax-Free Fund            811-7922
  Flag Investors Short-Intermediate Income Fund                 811-6084


2. State Identification Number.

AL             AK             AZ             AR             CA             CO
CT             DE             DC             FL             GA             HI
ID             IL             IN             IA             KS             KY
LA             ME             MD             MA             MI             MN
MS             MO             MT             NE             NV             NH
NJ             NM             NY             NC             ND             OH
OK             OR             PA             RI             SC             SD
TN             TX             UT             VT             VA             WA
WV             WI             WY             PUERTO RICO
Other (specify):

3. Exact number of investment company as specified in registration statement:
   See 1 above

4. Address of principal executive office: (number, street, city, state, zip code) One South Street, Baltimore, MD 21202

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give the form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purpose of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.